DIGITAL BROKERAGE SERVICES LLC
(SEC I.D. No. 8-70512)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Digital Brokerage Services LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Digital Brokerage Services LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2025

We have served as the Company's auditor since 2020.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: (646) 471 3000; F: (813) 286 6000, www.pwc.com/us

DIGITAL BROKERAGE SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(Dollars in thousands)

ASSETS		
Securities owned—at fair value	$	49,322
Clearing deposit		50
Other assets		102
Total Assets	$	49,474
LIABILITIES		
Payable to affiliates	$	167
Payable to Ultimate Parent		3,366
Accrued expenses and other liabilities		118
Total Liabilities		3,651
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		
Member's equity		45,823
Total Liabilities and Member's Equity	$	49,474

The accompanying notes are an integral part of the statement of financial condition.

1. Organization:

Digital Brokerage Services LLC (the "Company" or "DBS"), a single member limited liability company, is wholly-owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly-owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal business of the Company is to provide securities brokerage services to a retail customer base through a digital mobile application-based brokerage platform.

The Company clears all customer transactions through National Financial Services LLC ("NFS") and Green Pier Fintech LLC ("GPF"), each an affiliated registered broker-dealer, on a fully disclosed basis. As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company's policy is to invest excess cash into money market funds, which are classified as securities owned in the statement of financial condition.

Other Assets

Other assets include prepaid registration fees and other prepaid expenses.

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of FMR or its Parent. The Company is not allocated income taxes by FMR or its Parent.

(Dollars in thousands)

2. Summary of Significant Accounting Policies, continued:

Change in Accounting Principle

In January 2025, the SEC published Staff Accounting Bulletin No. 122 ("SAB 122"), which rescinds the interpretive guidance in Staff Accounting Bulletin No. 121 ("SAB 121") which required a reporting entity to recognize a liability on its balance sheet representing an obligation to safeguard platform users' crypto-assets along with a corresponding safeguarding asset. The new guidance is effective for annual periods beginning after December 15, 2024 but early adoption is permitted. The Company early adopted SAB 122 and has not included a safeguarding liability or asset on its balance sheet as of December 31, 2024. There was no impact to member's equity as a result of this change as of December 31, 2024.

3. Securities Owned:

Securities owned—at fair value in the statement of financial condition at December 31, 2024 consists of investments of $49,322 in money market funds managed by an affiliate.

4. Commitments and Contingencies:

From time to time in the ordinary course of business, the Company may be named as a defendant in legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. No such amounts were recognized as of December 31, 2024.

5. Disclosure About Fair Value of Financial Assets and Liabilities:

Valuation Hierarchy

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

Level 1 Inputs
Unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 1 assets primarily include investments in affiliated money market funds.
- The Company did not have any Level 1 financial liabilities at December 31, 2024.

Level 2 Inputs
Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- The Company did not have any Level 2 financial assets or liabilities at December 31, 2024.

(Dollars in thousands)

5. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Valuation Hierarchy, continued

Level 3 Inputs
Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

- The Company did not have any Level 3 financial assets or liabilities at December 31, 2024

Valuation Processes and Techniques

There are three main approaches to measuring fair value of assets and liabilities: the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; the income approach, which uses valuation techniques to convert future amounts to a single, discounted amount; and the cost approach, which reflects the amount that would be required currently to replace the service capacity of an asset.

Fair Value Measurements

The following fair value hierarchy table presents information about the Company's financial assets measured at fair value on a recurring basis at December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 49,322	$ -	$ -	$ 49,322
Total Assets	$ 49,322	$ -	$ -	$ 49,322

During the year ended December 31, 2024, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include payable to affiliate and payable to Ultimate Parent which are classified as Level 2 within the fair value hierarchy.

6. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2024, the Company had net capital of $44,735 which exceeded its minimum requirement by $44,485.

(Dollars in thousands)

7. Segment Reporting:

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified the President of DBS as the CODM. The President uses excess net capital (see Note 6) to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, since it provides securities brokerage services within the United States and the CODM manages the business activities using information of the Company as a whole. Excess net capital is measured in accordance with SEC Rule 15c3-1. The Company's statement of financial condition as of December 31, 2024 reflects the total assets and any additional single segment required disclosures.

8. Transactions with Affiliated Companies:

For 2024, clearing services were provided to the Company under an agreement with NFS. Pursuant to the clearing agreement, NFS charges the Company for services which include the execution, clearance, and settlement of introduced customer securities transactions. The clearing agreement with NFS is reviewed on a periodic basis and is subject to change upon approval from both parties. During 2024, the Company entered into a new clearing agreement with GPF for execution, clearance, and settlement of introduced customer securities transactions. As of December 31, 2024, the Company has a receivable from GPF, which is presented as clearing deposit in the statement of financial condition.

Transactions with affiliated companies are settled with FMR, with the exception of transactions with NFS and GPF, which are settled directly pursuant to the clearing agreements. The payable to NFS, which is included in payable to affiliates in the statement of financial condition, was $166 at December 31, 2024. The payable to FMR of $3,366 at December 31, 2024 is presented as payable to Ultimate Parent in the statement of financial condition.

9. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through February 20, 2025. There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the statement of financial condition as of December 31, 2024.